Filed Pursuant to Rule 424(b)(3)
Registration No. 333-231724

RW HOLDINGS NNN REIT, INC.
SUPPLEMENT NO. 2 DATED DECEMBER 31, 2019
TO
PROSPECTUS DATED DECEMBER 23, 2019

This prospectus supplement (this “Supplement”) amends and supplements our prospectus, dated December 23, 2019, as supplemented by Supplement No. 1 dated December 23, 2019 (as supplemented, the “Prospectus”). This Supplement should be read in conjunction with the Prospectus. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This Supplement is qualified by reference to the Prospectus except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to RW Holdings NNN REIT, Inc.

The purposes of this Supplement are to update and supplement the Prospectus, as follows:

A.	To disclose the status of the Offering (as defined below);
B.	To disclose the reinstatement of the distribution reinvestment plan for our Class C common stock (“Class C Common Stock”) and our share repurchase program for our Class C Common Stock;
C.	To disclose completion of the Merger and the Self-Management Transaction (each as defined below);
D.	To disclose termination of the Second Amended and Restated Advisory Agreement dated August 11, 2017, as amended;
E.	To disclose a Second Amended and Restated Agreement of Limited Partnership of Rich Uncles NNN Operating Partnership, LP (the “Operating Partnership”);
F.	To disclose a Registration Rights Agreement entered into by and among the Company, the Operating Partnership and Daisho (as defined below);
G.	To update the “Management” section of the Prospectus;
H.	To disclose updates to the “Management Compensation” section of the Prospectus;
I.	To disclose the amendment and restatement of the Company’s charter and bylaws; and
J.	To disclose a new Loan and Security Agreement with Pacific Mercantile Bank.

PROSPECTUS UPDATES

A.	Status of the Offering

As previously disclosed, on September 18, 2019, the board of directors of the Company temporarily suspended the Company’s initial public offering of shares of Class C Common Stock that the Company previously registered with the Securities and Exchange Commission pursuant to a registration statement on Form S-11, as amended (File No. 333-205684). On May 24, 2019, the Company filed a new registration statement on Form S-11 (File No. 333-231724) (the “New Registration Statement”) to extend the registered offering in accordance with Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The New Registration Statement, of which the Prospectus forms a part, registers the offer and sale of up to $800,000,000 in shares of Class C Common Stock, including $725,000,000 in shares of Class C Common Stock pursuant to a primary offering by the Company (the “Primary Offering”) and $75,000,000 in shares of Class C Common Stock pursuant to the Company’s distribution reinvestment plan for its Class C Common Stock (the “DRP” and, together with the Primary Offering, the “Offering”). The Securities and Exchange Commission declared the New Registration Statement effective on December 23, 2019.

The Company intends to reopen its offering of shares of Class C Common Stock and commence the Primary Offering pursuant to the New Registration Statement on January 2, 2020. As described in the Prospectus, the Company initially intends to sell shares of Class C Common Stock in the Offering in the following states: CA, CO, CT, FL, GA, HI, ID, IL, IN, KY, LA, MO, MT, NH, NV, NY, SC, SD, TX, UT, VA, VT, WI and WY.

B.	Reinstatement of Distribution Reinvestment Plan and Share Repurchase Program

As previously disclosed in the Prospectus, on September 18, 2019, the board of directors of the Company temporarily suspended the Company’s DRP and the Company’s share repurchase program for Class C Common Stock (the “SRP”). Effective as of December 26, 2019, the board of directors of the Company approved the reinstatement of the DRP and the SRP. Redemption requests submitted after January 2, 2020 will be honored in accordance with the terms of the SRP, and commencing December 26, 2019, participants in the DRP had their distributions reinvested in accordance with the terms of the DRP.

C.	Completion of the Merger and the Self-Management Transaction

Merger

As previously disclosed in the Prospectus, on September 19, 2019, the Company, the Operating Partnership, Rich Uncles Real Estate Investment Trust I (“REIT I”) and Katana Merger Sub, LP, a wholly-owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

The stockholders of the Company approved the Merger (as defined below) contemplated by the Merger Agreement at the Company’s Annual Meeting of Stockholders held on December 17, 2019 (the “Annual Meeting”).

The shareholders of REIT I approved the Merger contemplated by the Merger Agreement at REIT I’s Special Meeting of Shareholders held on December 17, 2019.

On December 31, 2019, REIT I merged with and into Merger Sub, with Merger Sub surviving as a direct, wholly-owned subsidiary of the Company (the “Merger”). At such time, the separate existence of REIT I ceased.

At the effective time of the Merger, each REIT I common share (the “REIT I Common Shares”) issued and outstanding immediately prior to the effective time of the Merger (other than REIT I Common Shares owned by the Company or any wholly-owned subsidiary of the Company) was automatically canceled and retired, and converted into the right to receive one share of Class C Common Stock, with any fractional REIT I Common Shares converted into a corresponding number of fractional shares of Class C Common Stock. Shareholders of REIT I who were enrolled in REIT I’s distribution reinvestment plan are automatically enrolled in the Company’s distribution reinvestment plan, unless such shareholder withdraws their participation in the Company’s distribution reinvestment plan.

The combined company following the Merger (the “Combined Company”) retains the name “RW Holdings NNN REIT, Inc.” The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1936, as amended (the “Code”).

The board of directors of the Company immediately prior to the effective time of the Merger will continue to serve as the board of directors of the Combined Company until the next annual meeting of stockholders of the Combined Company (and until their successors are duly elected and qualify).

As of November 30, 2019, the Combined Company has a total capitalization of approximately $475 million (calculated based on the current estimated net asset value per share of the Company of $10.16 and total estimated outstanding indebtedness of $199 million). In addition, the real estate portfolio of the Combined Company consists of (i) 45 properties (comprising 19 retail properties, 14 office properties and 12 industrial properties) leased to 38 companies and located in 14 states and having approximately 2.4 million square feet of aggregate leasing space, (ii) one parcel of land, which currently serves as an easement to one of the Company’s office properties; and (iii) an approximate 72.7% tenant-in-common interest in a Santa Clara office property. On a pro forma basis, the Combined Company’s portfolio is 96% occupied, with a weighted average remaining lease term of 6.2 years as of November 30, 2019. Approximately 63% of the aggregate rental income of the Combined Company, calculated on a pro forma basis as of November 30, 2019, will come from properties leased to or guaranteed by an investment grade company or by a company that is a subsidiary of a non-guarantor parent company that is investment grade (or what management believes are generally equivalent ratings). In addition, on a pro forma basis as of November 30, 2019, no tenant represents more than 8 % of the aggregate rental income of the Combined Company, with the top five tenants comprising a collective 31% of the aggregate rental income of the Combined Company.

Self-Management Transaction

As previously disclosed in the Prospectus, on September 19, 2019, the Company, the Operating Partnership, BrixInvest, LLC (“BrixInvest”) and Daisho OP Holdings, LLC, a wholly-owned subsidiary of BrixInvest (“Daisho”), entered into a Contribution Agreement (the “Contribution Agreement”) whereby the Company would acquire substantially all of the assets of BrixInvest. The Contribution Agreement provides for a series of transactions, agreements, and amendments to the Company’s agreements and arrangements whereby the Company acquires substantially all of the assets of BrixInvest in exchange for 657,949.5 units of Class M limited partnership interest (the “Class M OP Units”) in the Operating Partnership (the “Self-Management Transaction”). On December 31, 2019, the Self-Management Transaction was completed.

Prior to the closing of the Self-Management Transaction, (i) substantially all of BrixInvest’s assets and liabilities were contributed to Daisho’s wholly-owned subsidiary, modiv, LLC (“modiv”), and (ii) BrixInvest spun off Daisho to the BrixInvest members (the “Spin Off”). Pursuant to the Self-Management Transaction, Daisho contributed to the Operating Partnership all of the membership interests in modiv in exchange for the Class M OP Units. As a result of these transactions and the Self-Management Transaction, BrixInvest, through its subsidiary, Daisho, transferred all of its operating assets, including but not limited to (a) all personal property used in or necessary for the conduct of BrixInvest’s business, (b) intellectual property, goodwill, licenses and sublicenses granted and obtained with respect thereto and certain domain names, (c) all continuing employees, and (d) certain other assets and liabilities, to modiv, and distributed 100% of the ownership interests in Daisho to the members of BrixInvest in the Spin Off. BrixInvest had been engaged in the business of serving as the sponsor platform supporting the operations of the Company and REIT I and, prior to October 28, 2019, BRIX REIT, Inc., including serving, directly or indirectly, as the advisor and property manager to the Company, REIT I and, until October 28, 2019, BRIX REIT, Inc. The Company is the sole general partner of the Operating Partnership. Therefore, as a result of the completion of the Merger and the Self-Management Transaction, the Combined Company has become self-managed.

The following diagram reflects the organizational structure of the Combined Company following completion of the Merger and the Self-Management Transaction.

*	Post-closing, RW Holdings NNN Operating Partnership, LP can redeem the LP interest held by Rich Uncles NNN LP, LLC.
D.	Termination of Second Amended and Restated Advisory Agreement

As a result of the Self-Management Transaction, effective December 31, 2019, the Company, its external advisor Rich Uncles NNN REIT Operator, LLC (the “Advisor”), and BrixInvest, which wholly owns the Advisor, mutually agreed to terminate the Second Amended and Restated Advisory Agreement dated August 11, 2017, as amended (the “Advisory Agreement”).

As a result of the foregoing, all disclosures in the Prospectus concerning the Advisory Agreement and the role of BrixInvest and the Advisor are no longer applicable, including but not limited to the disclosures included under “Prospectus Summary—Who is our sponsor and our advisor, and what role will they play?”, “Management—Advisor and Sponsor” and “Management—The Advisory Agreement.” In addition, all conflicts of interest described in “Prospectus Summary—What conflicts of interest do your advisor and sponsor face?”, the “Conflicts of Interest” section of the Prospectus and the related risk factors included under “Risk Factors—Risks Related to Conflicts of Interest” in the Prospectus that arose out of the Company’s relationship with BrixInvest and the Advisor have been eliminated and are no longer applicable.

E.	Second Amended and Restated Agreement of Limited Partnership

On December 31, 2019, the Company, the Operating Partnership and Rich Uncles NNN LP, LLC entered into the Second Amended and Restated Agreement of Limited Partnership of RW Holdings NNN Operating Partnership, LP (the “Amended OP Agreement”), which, among other things, amends the name of the Operating Partnership from “Rich Uncles NNN REIT Operating Partnership, LP” to “RW Holdings NNN REIT Operating Partnership, LP.” In addition, the Amended OP Agreement amends the Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated August 11, 2017 (the “Operating Partnership Agreement”) to provide the terms of the Class M OP Units issued in the Self-Management Transaction and the terms of the units of Class P limited partnership interest (the “Class P OP Units”) issued to Aaron S. Halfacre, the Company’s Chief Executive Officer and President, and Raymond J. Pacini, the Company’s Executive Vice President and Chief Financial Officer, in connection with the Self-Management Transaction, as described below in Section G—Updates to “Management” Section of Prospectus of this Supplement.

The Class M OP Units are non-voting, non-dividend accruing, and are not able to be transferred or exchanged prior to the one-year anniversary of completing the Self-Management Transaction. Following the one-year anniversary of completing the Self-Management Transaction, the Class M OP Units are convertible into units of Class C limited partnership interest in the Operating Partnership (“Class C OP Units”) at a conversion rate of 5 Class C OP Units for each 1 Class M OP Unit, subject to a reduction in the conversion ratio (which reduction may vary depending upon the amount of time held) if the exchange occurs prior to the four-year anniversary of completing the Self-Management Transaction.

The Class M OP Units are eligible for an increase in the conversion ratio if the Company achieves each of the targets for assets under management (“AUM”) and adjusted funds from operations (“AFFO”) in the years set forth below:

	Hurdles
	AUM ($ in billions)	AFFO Per Share ($)	Class M Conversion Ratio
Initial Conversion Ratio			1:5.00
Fiscal Year 2021	$0.860	$0.59	1:5.75
Fiscal Year 2022	$1.175	$0.65	1:7.50
Fiscal Year 2023	$1.551	$0.70	1:9.00

The Class P OP Units are intended to be treated as “profits interests” in the Operating Partnership, which are non-voting, non-dividend accruing, and are not able to be transferred or exchanged prior to (1) March 31, 2024, or (2) a change of control (as defined in the Amended OP Agreement), or (3) the date of the employee’s involuntary termination (as defined in the relevant award agreement for the Class P OP Units) (collectively, the “Lockup Period”). Following the expiration of the Lockup Period, the Class P OP Units are convertible into Class C OP Units at a conversion ratio of 5 Class C OP Units for each 1 Class P OP Units; provided, however, that the foregoing conversion ratio shall be subject to adjustment on generally the same terms and conditions as the Class M OP Units, as set forth above.

Under the Amended OP Agreement, the Class C OP Units will continue to be exchangeable for cash or the Company’s shares of Class C Common Stock on a 1 for 1 basis, as determined by the Company.

The foregoing description of the Amended OP Agreement hereby supplements and, where applicable, supersedes the description of the Operating Partnership Agreement contained in “The Operating Partnership Agreement” section of the Prospectus.

F.	Registration Rights Agreement

On December 31, 2019, the Company, the Operating Partnership and Daisho entered into a Registration Rights Agreement pursuant to which Daisho (or any successor holder) has the right, after one year from the date of the Self-Management Transaction, to request the Company to register for resale under the Securities Act shares of its Class C Common Stock issued or issuable to such holder in exchange for the Class C OP Units as described above.

G.	Updates to “Management” Section of Prospectus

Aaron S. Halfacre, the Company’s Chief Executive Officer and President, and Raymond J. Pacini, the Company’s Executive Vice President and Chief Financial Officer, are now employed directly by the Company following closing of the Self-Management Transaction and are now compensated directly by the Company. Mr. Halfacre will receive an annual base salary of $275,000 and Mr. Pacini will receive an annual base salary of $275,000. In addition, on December 31, 2019, the Company entered into restricted units award agreements (each, an “Award Agreement”) with each of Messrs. Halfacre and Pacini regarding the grant of a number of Class P OP Units, as contemplated by the Contribution Agreement, along with additional Class P OP Units issued in consideration for their respective 2019 bonuses and 2020 equity incentive compensation. Mr. Halfacre was granted a total of 40,000 Class P OP Units and Mr. Pacini was granted a total of 16,029 Class P OP Units. The Class P OP Units have the terms described above in Section E—Second Amended and Restated Agreement of Limited Partnership of this Supplement.

At the Annual Meeting, each of the Company’s incumbent directors, Aaron S. Halfacre, Raymond E. Wirta, Adam S. Markman, Curtis B. McWilliams, Thomas H. Nolan, Jr. and Jeffrey Randolph, and an additional director nominee, Joe F. Hanauer, were elected to the board of directors of the Company to serve until the Company’s next annual meeting of stockholders and until their successors are duly elected and qualify.

Mr. Hanauer, age 82, previously served as an independent director of BrixInvest and the Advisor from November 2016 until December 31, 2019. From January 1990 through the present. Mr. Hanauer has been principal of Combined Investments, LLC and affiliated companies which invest in real estate as well as real estate related businesses. Mr. Hanauer also serves on the board of directors of Porch, Inc. and was Chairman of the Move, Inc. (formerly NASDAQ) Global Advisory Board, operator of Realtor.com, where he served as Chairman of the Board for thirteen years and negotiated the sale of the company to News Corp. Previously, as Chairman of Grubb & Ellis (formerly NYSE) from 1993 to 1998, he also became interim Chief Executive Officer to lead the financial restructuring of the company, one of the nation’s largest commercial real estate services and property management companies at the time, shedding all debt and returning the company to profitability. Prior to forming Combined Investments, Mr. Hanauer was Chairman and Chief Executive Officer of Coldwell Banker Residential Real Estate from 1981 through 1989, having been responsible for developing all of its residential brokerage, franchising and mortgage related businesses internationally. Under his direction, revenues grew to nearly $1 billion annually and broker coverage increased from 2,000 people to over 40,000 operating out of 2,000 locations. Coldwell Banker became an acknowledged leader in its field. He joined Coldwell Banker when he and his partners sold their Chicago based real estate firm to the company. Regarding charitable involvement, he is a life Trustee of Roosevelt University and Chairman of the Board of IHC Global, an organization dedicated to creating sustainable cities globally with safe and inclusive housing. He is a director of Laguna Beach Live!, an organization enabling people to easily access live, quality music; is immediate past Chair of Laguna Playhouse, a leading theatre which will be celebrating its 100th year in 2020 and on the board of Laguna Art Museum. He is a Senior Business Fellow at the Harvard University Joint Center for Housing Studies. Mr. Hanauer received an undergraduate degree in marketing and business from Roosevelt University and did graduate studies at the University of Chicago. Our board of directors has concluded that Joe F. Hanauer is qualified to serve as a director by reason of his extensive experience in real estate and investment management.

As of December 31, 2019, Mr. Hanauer owns no shares of the Company’s Class C Common Stock or Class S common stock. Mr. Hanauer owns membership units in Daisho which entitle him to Class M OP Units as set forth in the table below.

In addition to shares of Class C Common Stock beneficially owned prior to completion of the Merger and the Self-Management Transaction as disclosed in the Prospectus, the following executive officers and directors of the Company received shares of Class C Common Stock upon consummation of the Merger and/or a proportionate interest in Class M OP Units issued to Daisho upon consummation of the Self-Management Transaction, in each case as set forth next to his respective name in the table below.

Name	Class C Common Stock	Class M OP Units
Aaron S. Halfacre	—	20,000
Joe F. Hanauer	—	7,461
Jeffrey Randolph	10,843	—
Raymond E. Wirta	18,864	190,545

In addition to an audit committee and a conflicts committee of the board of directors, effective December 18, 2019, the board of directors has established a compensation committee, as the third standing committee of the board of directors. The compensation committee is responsible for recommending, establishing, overseeing, and directing the Company’s executive officer and director compensation philosophy, policies and programs, approving the compensation to be paid by the Company to the Company’s executive officers and making recommendations to the board of directors regarding the compensation of the non-employee members of the Company’s board of directors.

Effective December 18, 2019, the membership of each of the compensation committee, audit committee and conflicts committee of the board of directors was as follows:

Name	Compensation Committee	Audit Committee	Conflicts Committee
Curtis B. McWilliams	X		X (Chair)
Adam S. Markman		X	X
Thomas H. Nolan, Jr.	X (Chair)		X
Jeff Randolph		X (Chair)	X
Joe F. Hanauer		X
Aaron S. Halfacre
Raymond E. Wirta	X

Effective January 1, 2020, each non-employee member of the board of directors (other than the Chairman of the Board) will receive the following compensation:

Annual retainer for non-employee directors (other than the Chairman of the Board)	$25,000 paid in quarterly installments (may elect to receive in shares of Class C Common Stock)
Annual stock grant to non-employee directors (other than the Chairman of the Board)	$50,000 in restricted Class C Common Stock that vests in 4 quarterly installments
Committee Chair Fees	Audit Committee - $10,000 Conflicts Committee - $10,000 Compensation Committee - $5,000 Any other committees - $5,000 To be settled in shares of Class C Common Stock
H.	Updates to “Management Compensation” Section of Prospectus

As a result of the Self-Management Transaction and termination of the Advisory Agreement as described above, effective December 31, 2019, the Company became self-managed and ceased paying compensation and other fees to BrixInvest and the Advisor. The Company now directly employs each of the former employees of BrixInvest, including each of our executive officers, Messrs. Halfacre and Pacini as described above in Section G—Updates to “Management” Section of Prospectus of this Supplement. Accordingly, the description of compensation and other fees payable to BrixInvest and the Advisor in the “Management Compensation” section of the Prospectus, and all other applicable corresponding sections of the Prospectus, is no longer applicable and shall be disregarded.

I.	Amended and Restated Charter and Bylaws

At the Annual Meeting, the Company’s stockholders approved the adoption of Articles of Amendment and Restatement and Amended and Restated Bylaws of the Company. As a result of such approval by the Company’s stockholders, on December 30, 2019, the Company filed with the State Department of Assessments and Taxation of Maryland (the “Department”) the Articles of Amendment and Restatement. The Articles of Amendment and Restatement were effective upon acceptance for record by the Department. In addition, the Amended and Restated Bylaws were adopted as the bylaws of the Company, effective upon the filing of the Articles of Amendment and Restatement with the Department.

The Articles of Amendment and Restatement and the Amended and Restated Bylaws revised the charter and bylaws of the Company to:

•	conform the provisions thereof to the North American Securities Administrators Association (the “NASAA REIT Guidelines”);
•	conform the provisions thereof to the charter and bylaws of other publicly registered non-traded REITs incorporated in Maryland, including updating and modernizing certain governance and other provisions and making certain other ministerial changes; and
•	update and modernize the restrictions on ownership and transfer that are intended to assist the Company in maintaining its qualification as a REIT under the Code.

In addition to certain conforming and other ministerial changes, the principal changes to the Articles of Amendment and Restatement and the Amended and Restated Bylaws are the following:

Provisions Regarding Investor Suitability

•	Revisions to the charter to impose certain suitability and minimum investment requirements on investors in shares of the Company’s stock in accordance with the NASAA REIT Guidelines. These revisions are consistent with the suitability and minimum investment requirements set forth in the Prospectus.
•	Revisions to the charter to place an affirmative obligation on each person selling shares of the Company’s common stock on the Company’s behalf to make every reasonable effort to determine that shares of the Company’s common stock are a suitable and appropriate investment for a potential stockholder.

Provisions Regarding Directors

•	Revisions to the Company’s charter and bylaws regarding the voting standard to elect directors to conform to the language used by other non-traded REITs and to reflect the intent of the NASAA REIT Guidelines.
•	Removal of the cap on the number of directors (currently seven) contained in the Company’s charter and the bylaws and providing in the Company’s bylaws that the maximum number of directors is fifteen in order to provide flexibility in determining the appropriate number of directors.
•	Revisions to the Company’s bylaws to provide that, in accordance with Maryland law, the tenure of office of any director of the Company may not be reduced by a decrease in the total number of directors.
•	Addition of procedures in the Company’s bylaws regarding the resignation of directors.
•	Revisions to the Company’s charter to limit the time after the departure of a director during which less than a majority of the directors on the Company’s board of directors may be independent directors to sixty days.
•	Deletion of the definition of “independent director” from the Company’s bylaws to avoid redundancy with the Company’s charter. The definition of independent director in the Company’s charter did not change.
•	Revisions to the bylaws to provide that the remaining independent directors, and not the Company’s board of directors generally, will nominate replacements for vacancies among the independent directors. Such provision is already set forth in the Company’s charter.
•	Revisions to the Company’s charter to provide that each director will hold office for one year, until the next annual meeting of the Company’s stockholders and until his or her successor is duly elected and qualifies and that any individual may be reelected to an unlimited number of successive terms as a director.
•	Revisions to the Company’s charter and bylaws to require that a majority of the members of all committees of the Company’s board of directors be independent directors.
•	Revisions to the Company’s charter to reduce the vote required to remove a director from two-thirds of the votes entitled to be cast generally in the election of directors to a majority of the votes entitled to be cast in the election of directors, and eliminate the cause requirement for removing a director. The provisions in the Company’s bylaws regarding the removal of directors were deleted because, under Maryland law, provisions limiting or expanding stockholders’ right to remove directors are only effective if included in a corporation’s charter.

•	Revisions to change the cross references to sections in the Company’s charter requiring approval by a majority of the independent directors to cross reference to the applicable provisions of the NASAA REIT Guidelines. This change was made to more closely track the language of the NASAA REIT Guidelines and did not result in any change to the matters that require approval of a majority of the independent directors.

Provisions Regarding Meetings of the Company’s Board of Directors

•	Addition of alternative procedures in the Company’s bylaws to call the annual meeting of the Company’s board of directors if it is not held immediately after, and at the same place as, the annual meeting of the Company’s stockholders.
•	Revisions to the Company’s bylaws to provide that notice by United States mail must be postmarked at least three days prior to the date of the meeting, as opposed to five days as previously provided.
•	Addition of clarifying language in the Company’s bylaws and to provide procedures regarding (i) quorum of the Company’s board of directors, (ii) the organization and conduct of meetings of the Company’s board of directors, (iii) telephonic participation in meetings of the Company’s board of directors; (iv) director dissents; and (v) action by unanimous consent of the Company’s board of directors and its committees.

Provisions Regarding Director Rights and Responsibilities

•	Expansion of the list of determinations by the Company’s board of directors in the Company’s charter to include additional matters consistent with the charters of other non-traded REITs.
•	Removal of the requirement in the Company’s bylaws that a majority of the whole board of directors designate the members of a committee of the board of directors and add more detailed procedures regarding board committee formation and process.
•	Clarification in the Company’s bylaws regarding (i) the compensation of directors, and (ii) that directors, officers and agents are not required to devote their full time to the Company and may have similar or competing business interests (such provisions are common among externally managed REITs).
•	Addition of provisions to the Company’s bylaws in accordance with Maryland law permitting directors and officers to rely on information provided by officers, committees of the board of directors and service providers, such as financial advisors and lawyers, who the director or officer reasonably believes to merit confidence.
•	Addition of provisions to the Company’s charter clarifying that the Company’s board of directors is responsible for setting the general policies of the Company and the supervision of its business.
•	Addition of provisions to the Company’s bylaws in accordance with Maryland law governing the ratification by the Company’s board of directors or stockholders of past acts.
•	Addition of provisions to the Company’s bylaws permitting the Company’s board of directors to act by less than a quorum, or call a meeting of the Company’s board of directors in a manner not otherwise permitted by the Company’s bylaws, in a catastrophe or other emergency situation where obtaining a quorum is not possible. Qualifying events could include, among other things, a natural disaster or terrorist attack.

Provisions Related to Officers

•	Revisions to the Company’s bylaws regarding the required and permitted officers of the Company to more closely conform to Maryland law.
•	Revisions to the Company’s bylaws to provide that each officer of the Company will serve for a term specified by the Company’s board of directors or the appointing officer at the time of election.

Stock Related Provisions

•	Incorporation of the current terms of the Class S common stock into the Company’s charter.
•	Addition of a provision to the Company’s charter providing that the holders of Class C common stock have exclusive voting rights on matters that only affect the rights of the Class C shares of common stock. This provides the Company’s board of directors flexibility by permitting the Company’s board of directors to submit amendments that only affect a particular class of stockholders to that class alone (the terms of Class S shares of common stock of the Company already contain this provision).
•	Revisions to the Company’s bylaws to include more modern provisions relating to stock certificates, transfers of shares and record dates.

Provisions Regarding Investments and Investment Objectives and Limitations

•	Revisions to the Company’s charter to amend the limits on all of the Company’s borrowings to 300% of the Company’s net assets, including borrowing under any revolving credit facility. This change replaces the prior provision that limited the Company’s borrowing to 50% of its net assets but excluding from the limit any borrowings outstanding under a revolving credit facility relating to the initial acquisition of properties. The NASAA REIT Guidelines provide for the 300% limit and do not permit any borrowings to be carved out from this calculation.
•	Revisions to the Company’s charter to limit the Company’s ability to invest in mortgages unless an appraisal is obtained with regard to underlying property (except for loans insured or guaranteed by a government agency) and requiring the appraisal to be obtained from an independent expert in certain circumstances, including if (i) the transaction is between the Company and any of the Company’s directors or any of their respective affiliates, or (ii) the appraisal is required by a majority of the independent directors. The Company does not currently invest in mortgages.
•	Revisions to the Company’s charter to prohibit the Company from (i) making or investing in mortgages, including construction loans, with respect to a property if the cumulative value of all loans on the property exceeds 85% of its appraised value (unless substantial justification exists because of the presences of other underwriting criteria), and (ii) investing in indebtedness secured by a mortgage on real property which is subordinate to indebtedness owed to an of the Company’s directors or any of their respective affiliates.
•	Addition of a provision to the Company’s charter that prohibits the Company from acquiring securities in other entities that undertake the kinds of investments otherwise prohibited by the NASAA REIT Guidelines.
•	Addition of language to the Company’s charter carving out equity securities listed on an exchange or traded in an over-the-counter market from the NASAA REIT Guidelines limitation that prohibits the Company from investing in equity securities unless a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction determine it is “fair, competitive and commercially reasonable.” This language is typical for non-traded REITs incorporated in Maryland and allows the Company additional investment flexibility.

Provisions Regarding Stockholders, Meetings of Stockholders and Stockholder Voting

•	Revisions to the Company’s bylaws to (i) specify that the Company’s board of directors will fix the place of the annual meeting, (ii) remove superfluous language permitting the Company’s stockholders to compel the holding of the annual meeting since all corporations must, under Maryland law, hold annual meetings each year, and (iii) provide that any business may be conducted at an annual meeting without being specifically stated in the notice.
•	Addition of procedures to the Company’s bylaws regarding the calling of special meetings, including the calling of special meetings upon the request of the Company’s stockholders.

•	Revisions to provisions in the Company’s bylaws governing notice of stockholder meetings to (i) more closing track the notice requirements for stockholder meetings under Maryland law, and (ii) provide additional flexibility and clarification concerning notice procedures.
•	Revisions to provisions in the Company’s bylaws governing the advance notice of director nominations and the proposals of other business by the Company’s stockholders for consideration at annual or special meetings of stockholders to satisfy certain procedural and informational requirements in order to provide for increased certainty, ensure that the Company’s board of directors is provided with information necessary to determine whether to recommend that stockholders vote for or against the nominee or other business proposal and conform to the timeline for stockholder proposals under applicable rules promulgated by the Securities and Exchange Commission.
•	Revisions to provisions of the Company’s bylaws governing (i) the organization and conduct of stockholder meetings to provide for more detailed meeting procedures, including the selection of the chairman and the powers of the chairman to conduct and adjourn the meeting and (ii) the selection and powers of inspectors of election.
•	Revisions to the Company’s bylaws to allow for authorization of proxies by electronic transmission and to allow the execution of proxies by a duly authorized agent.
•	Revisions to the provisions of the Company’s bylaws governing the voting of shares of the Company’s stock to conform to Maryland law and to provide procedures for the voting of shares of the Company’s stock that are held by entities.
•	Removal of provisions from the Company’s bylaws allowing action by stockholders without a meeting by less than unanimous written consent. Under Maryland law, stockholders may only act without a meeting by unanimous consent unless the charter of the corporation provisions otherwise (which the Company’s charter does not).
•	Revisions to the Company’s charter and bylaws to provide that a quorum of any meeting of the Company’s stockholders means the presence (in person or by proxy) of Company stockholders entitled to cast at least 50% of all the votes entitled to be cast at such meeting on any matter.
•	Addition of a provision to the Company’s charter that provides that, regardless of any statutory provision setting a higher voting threshold, any action requiring a vote of stockholders may be approved if declared advisable by the Company’s board of directors and approved by the affirmative vote of holders of shares of the Company entitled to cast a majority of all the votes entitled to be cast on the matter.
•	Addition of a provision to the Company’s charter stating that the voting rights of shares sold in a private offering may not exceed the rights of holders of shares sold in a public offering.
•	Revisions to the Company’s charter to provide that, with respect to reports to the Company’s stockholders, the independent directors, rather than the conflicts committee of the Company’s board of directors, will (i) make determinations that the Company’s policies are in the best interests of the Company’s stockholders, and (ii) review and approve disclosure relating to transactions involving the Company and any director of the Company or any of their respective affiliates.
•	Revisions to the Company’s charter to prohibit distributions in-kind, subject to certain exceptions and related disclosure requirements, and the addition of clarifying language regarding the manner in which distributions to stockholders are determined.
•	Removal of all of the distribution language included in the Company’s bylaws to eliminate duplicative language in the charter and the bylaws.
•	Addition of clarifying language to the Company’s charter in accordance with the NASAA REIT Guidelines providing a list of amendments which must be approved by the Company’s stockholders entitled to cast a majority of all votes entitled to be cast on the matter.

•	Addition of language to the Company’s charter describing rights and requirements regarding meetings of stockholders as required by the NASAA REIT Guidelines, including requirements that (i) the independent directors take reasonable steps to ensure that there is an annual meeting of stockholders, and (ii) special meetings of stockholders may be called upon the request of certain officers and stockholders entitled to cast at least 10% of the votes entitled to be cast at the meeting.
•	Addition of a provision to the Company’s charter listing the matters upon which the Company’s stockholders are entitled to vote.
•	Revisions to the Company’s charter to provide that the Company’s directors and their respective affiliates may not vote on any matter regarding the removal of any director of the Company or any of their respective affiliates or any transaction between the Company and any of them.

Provisions Regarding Indemnification and Exculpation of the Company’s Stockholders and Directors and Officers

•	Addition of a provision to the Company’s charter providing that the Company’s stockholders shall not be liable for any debt, judgment or obligation of any kind by reason of being a stockholder of the Company.
•	Revisions to the Company’s charter to add restrictions on exculpation and indemnification of, and advance of expenses to, the Company’s directors and officers as required by the NASAA REIT Guidelines.
•	Revisions to move the provision regarding indemnification of directors and officers to the fullest extent permitted by Maryland law and the NASAA REIT Guidelines from the Company’s bylaws to the Company’s charter.
•	Addition of a provision to the Company’s charter that eliminates the liability of directors and officers for money damages to the maximum extent permitted by Maryland law and the NASAA REIT Guidelines.

Provisions Regarding Amendments to the Company’s Bylaws

•	Revisions to the Company’s bylaws to provide the Company’s board of directors with the concurrent power to, without stockholder action, alter, amend or repeal any provision of the bylaws and to adopt new bylaws and prohibit the stockholders from amending the Company’s bylaws to remove this provision.
•	Clarification that the voting standard relating to stockholder-approved amendments to the Company’s bylaws is “a majority of all the votes entitled to be cast on the matter.”

Provisions Restricting Ownership and Transfer of Shares

•	Revisions to update and modernize the ownership and transfer restrictions contained in the Company’s charter to conform to the ownership and transfer restrictions that have evolved in the charters of REITs like the Company to further mitigate any risk to the Company’s ability to maintain its tax-preferred REIT qualification under the Code, which requires, among other things, that (i) not more than 50% in value of the Company’s outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Code) during the last half of each taxable year, and (ii) at least 100 persons who are independent of the Company and each other must beneficially own the Company’s outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. In addition to other modernizing and clarifying provisions to Section 7.7 of the Company’s charter, these revisions maintain the current 9.8% ownership limit, but bifurcate the limit to set an aggregate stock ownership limit of 9.8% in value of the Company’s outstanding shares of stock and a common stock ownership limit of 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of the Company’s common stock. In addition, the revisions eliminate the outdated “Excess Shares” concept in the Company’s prior charter and replace it with a more conventional “ownership in trust” concept relating to transfers that could potentially violate the ownership limits set forth in the Company’s charter or otherwise cause the Company to fail to qualify as a REIT.

Other Provisions

•	Addition of language to the Company’s charter providing that, upon the listing on a national securities exchange of any class of the Company’s common stock, all shares of the Company’s common stock of any class that is not listed will automatically convert into shares of the listed class of equivalent net asset value.
•	Revisions to the provisions in the Company’s charter providing procedural protections relating to transactions in which the Company’s stockholders must exchange their shares for securities of another entity (a “roll-up transaction”) to (i) conform language to reflect that under Maryland law stockholders vote “for” and “against” a proposal (rather than “yes” or “no”), (ii) clarify which sections contain protected stockholder democracy rights and access to records, and (iii) clarify that the Company is prohibited from paying the costs incurred in a roll-up transaction that is “rejected” by the Company’s stockholders (as opposed to “not approved”).
•	Addition of a provision to the Company’s charter requiring that any tender offer made by any person, including any “mini-tender” offer, must comply with the provisions of Regulation 14D of the Securities Exchange Act of 1934, as amended, including the notice and disclosure requirements that would be applicable if the tender offer was for more than five percent of the Company’s outstanding stock. Mini-tender offers are a frequent occurrence in the non-traded REIT sector, and this type of provision is intended to ensure that the Company’s stockholders receive sufficient information to evaluate any tender offer.
•	Addition of a provision to the Company’s bylaws affirmatively opting out of the Maryland Control Share Acquisition Act. Under the Maryland Control Share Acquisition Act, “control shares” of a corporation acquired in a “control share acquisition” have no voting rights, except to the extent approved by a vote of two-thirds of the votes eligible to be cast on the matter. The Company’s board of directors can elect to avail the Company of this provision in the future.

The foregoing description of the Articles of Amendment and Restatement and the Amended and Restated Bylaws of the Company hereby supplements and, where applicable, supersedes the description of the Company’s charter and bylaws contained in the Prospectus, including but not limited to, in the “Management,” “Investment Objectives and Criteria” and “Description of Shares” sections of the Prospectus.

J.	New Loan and Security Agreement

On December 19, 2019, the Company, Rich Uncles NNN LP, LLC, the Operating Partnership, Merger Sub, BrixInvest and Modiv (collectively, the “Borrowers”) entered into a Loan and Security Agreement (the “New Credit Facility”) with Pacific Mercantile Bank (“Lender”). The New Credit Facility supersedes and replaces a $10.0 million revolving unsecured line of credit with Lender (the “Former Credit Facility”). The New Credit Facility is a line of credit for a maximum principal amount of $12.0 million consisting of two facilities: a purchase contract loans facility (the “Purchase Contract Loans Facility”) of up to $10.0 million and a nonformula loans facility (the “Nonformula Loans Facility”) of up to $2.0 million. The Purchase Contract Loans Facility matures on October 1, 2020, unless earlier terminated, and the Nonformula Loans Facility matures on October 15, 2020, unless earlier terminated.

The Purchase Contract Loans Facility can be used to fund the Company’s acquisition of single-tenant, income producing commercial, office, industrial or retail real estate property, in an amount of up to 70% of the purchase price of such acquisition, or for general corporate purposes. The Nonformula Loans Facility can be used to fund other business operations of the Company, including working capital. The Company intends to repay amounts outstanding under the New Credit Facility from gross offering proceeds from the sale of shares of the Company’s common stock or mortgage financing on one or more of the properties owned, either directly or indirectly through one or more wholly-owned single member special purposes entities, by the Operating Partnership.

Under the terms of the New Credit Facility, Borrowers pay a variable rate of interest on outstanding amounts equal to one percentage point over the prime rate published in The Wall Street Journal, provided that the interest rate in effect on any one day shall not be less than 5.50% per annum. Based upon the prime rate published in The Wall Street Journal as of the date of the New Credit Facility, the initial interest rate under the New Credit Facility was 5.75%.

The New Credit Facility contains customary representations, warranties and covenants, which are substantially similar to those in the Former Credit Facility. The Company’s ability to borrow under the New Credit Facility will be subject to its ongoing compliance with various affirmative and negative covenants, including with respect to indebtedness, guaranties, mergers and asset sales, liens, dividends, corporate existence and financial reporting obligations.

The New Credit Facility also contains customary events of default, including, without limitation, nonpayment of principal, interest, fees or other amounts when due, violation of covenants, breaches of representations or warranties and change of ownership. Upon the occurrence of an event of default, Lender may accelerate the repayment of amounts outstanding under the New Credit Facility, take possession of any collateral securing the Credit Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

To secure the payment and performance of all obligations under the New Credit Facility, each of Modiv and BrixInvest granted to Lender a securities interest in all of their right, title and interest in their accounts, inventory, equipment, deposit accounts, general intangibles, investment property and other property. The New Credit Facility is also secured by a continuing guaranty in the amount of $17.0 million executed by Raymond E. Wirta, Chairman of the Board of the Company, and a trust belonging to Mr. Wirta.